Exhibit 99.1

Mobileye Announces Fourth Quarter and Fiscal Year 2014
Financial Results

Fourth Quarter 2014 Highlights:

•	Total revenue of $39.7 million
•	Non-GAAP Net Income of $13.3 million
•	Non-GAAP fully diluted EPS of $0.06
•	Generated $15.4 million in free cash flow

Fiscal Year 2014 Highlights:

•	Total revenue of $143.6 million, up 77% year-over-year
•	Non-GAAP Net Income of $46.8 million, up 41.5% year-over-year
•	Non-GAAP fully diluted EPS of $0.21
•	Generated $50.8 million in free cash flow
•	Added three OEM and three Tier-1 relationships

JERUSALEM, Israel – February 26, 2015 – (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, today announced financial results for the fourth quarter and fiscal year ended December 31, 2014.

“The fourth quarter marked a strong finish to the year, driven by the continued demand for our innovative ADAS solution,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  “During 2014, we significantly enhanced our technology leadership with the addition of new driver safety functionality on the third generation of our chipset platform, the EyeQ3. We believe we are well-positioned to maintain our momentum longer-term given the benefits from increased regulation of ADAS, the large and growing trend towards semi-autonomous and autonomous driving, as well as continued expansion from new and existing OEM and Tier-1 relationships.”

Fourth Quarter 2014 Financial Highlights

•	Revenue: Total revenue for the fourth quarter of 2014 was $39.7 million, compared to $31.4 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $32.3 million, compared to $22.6 million in the prior-year period. After market (AM) revenue contributed the remaining $7.4 million of total revenue for the fourth quarter of 2014 compared to $8.8 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the fourth quarter of 2014 was $2.4 million or $0.01 per diluted share. This compares to GAAP net income of $13.0 million, but a net income applicable to ordinary shares of $2.1 million, or $0.06 per diluted share for the fourth quarter of 2013. GAAP results included share-based compensation expense of $10.9 million for the fourth quarter of 2014 and $3.7 million for the fourth quarter of 2013.

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Non-GAAP net income for the fourth quarter of 2014 was $13.3 million or $0.06 per share based on 237.5 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $16.7 million, or $0.08 per share based on 209.7 million weighted average diluted shares outstanding during the fourth quarter of 2013. Non-GAAP net income excludes share-based compensation expenses.

•	Cash and Cash Flow: As of December 31, 2014, Mobileye had cash, cash equivalents and short-term investments of $375.1 million, compared to $349.2 million as of September 30, 2014.

The Company generated $16.9 million in net cash from operating activities for the fourth quarter of 2014 compared to generating $18.7 million for the fourth quarter of 2013. The Company generated $15.4 million in free cash flow for the 2014 fourth quarter compared to $18.3 million for the comparable 2013 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

Fiscal Year 2014 Financial Highlights

•	Revenue: Total revenue for the fiscal year 2014 was $143.6 million, an increase of 77% compared to $81.2 million in the prior-year period. Within total revenue, OEM revenue was $121.8 million, an increase of 92% compared to $63.3 million in the prior-year period. AM revenue contributed the remaining $21.8 million of total revenue for fiscal year 2014 compared to $18.0 million in the prior-year period.

•	Net Income (loss) and Earnings (loss) per Share: GAAP net loss for the fiscal year 2014 was $(30.1) million or $(0.28) per share. This compares to GAAP net income of $19.9 million, but a net loss applicable to ordinary shares of $(226.0) million, resulting in a net loss of $(6.03) per share during the fiscal year 2013. (This was mainly due to a one-time adjustment to the net income related to the benefit to participating shareholders from the August 2013 private placement). GAAP results included share-based compensation expense of $76.9 million for fiscal year 2014 and $13.1 million for fiscal year 2013.

Non-GAAP net income for the fiscal year 2014 was $46.8 million or $0.21 per share based on 224.6 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $33.1 million, or $0.16 per share, based on 204.9 million weighted average diluted shares outstanding during fiscal year 2013. Non-GAAP net income excludes share-based compensation expenses.

•	Cash Flow: The Company generated $56.1 million in net cash from operating activities for fiscal year 2014, an increase of 99% compared to generating $28.2 million for fiscal year 2013. The Company generated $50.8 million in free cash flow for fiscal year 2014, an increase of 98% compared to $25.6 million for fiscal year 2013. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

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Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Standard Time (U.S. time) today (Thursday, February 26, 2015) to review the company’s financial results for the fourth quarter and fiscal year ended December 31, 2014 and to provide guidance for fiscal year 2015. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through May 26, 2015.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1 and, when filed, its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are

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encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were so converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price and lack of any historical stock price information due to our recent IPO, which impact share based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2013	2014	2013
Revenue	$143,637	$81,245	$39,658	$31,415
Cost of revenue	37,040	21,130	10,648	8,235

Gross profit	106,597	60,115	29,010	23,180

Operating costs and expenses

Research and development, net	36,930	22,309	10,005	7,581
Sales and marketing	12,912	12,331	1,002	2,629
General and administrative	71,437	10,277	11,752	2,887

Total operating expenses	121,279	44,917	22,759	13,097

Operating profit (loss)	(14,682)	15,198	6,251	10,083

Interest income	1,305	1,059	208	319
Financial income (loss), net	(4,442)	1,389	(1,469)	(155)

Profit (loss) before taxes on income	(17,819)	17,646	4,990	10,247

Benefit (taxes) on income	(12,265)	2,274	(2,591)	2,763

Net income (loss) for the period	$(30,084)	$19,920	$2,399	$13,010

Basic and diluted income (loss) per share:
Amount allocated to participating shareholders	-	(16,105)	-	(10,950)
Adjustment as a result of benefit to participating shareholders	-	(229,832)	-	-
Net income (loss) applicable to Ordinary shares	(30,084)	(226,017)	2,399	2,060
Basic and Diluted	$(0.28)	$(6.03)	$0.01	$0.06
Weighted average number of Ordinary shares (in thousands)
Basic	107,942	37,477	214,549	32,071
Diluted	107,942	37,477	237,488	32,071

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2013	2014	2013

GAAP net income (loss) as reported	$(30,084)	$19,920	$2,399	$13,010

Non-GAAP adjustment
Expenses recorded for Stock based compensation
Cost of revenues	27	16	6	14
Research and development	6,130	2,320	1,783	1,303
Sales and marketing	5,201	5,861	(793)	861
General and administrative	65,495	4,934	9,937	1,570
Total adjustment	76,853	13,131	10,933	3,748

Non-GAAP net income	46,769	33,051	13,332	16,758

Non-GAAP net income per share
Basic	$0.23	$0.17	$0.06	$0.08
Diluted	$0.21	$0.16	$0.06	$0.08

Weighted average number of shares (in thousands)
Basic	207,214	195,676	214,549	202,513
Diluted	224,608	204,932	237,488	209,718

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$339,881	$72,560
Restricted and short-term bank deposits	2,315	5,084
Marketable securities	32,895	46,718
Trade account receivables, net	15,806	12,490
Inventories	17,626	11,354
Other current assets	9,820	7,025
Total current assets	418,343	155,231

Long-term assets
Property, plant and equipment, net	8,787	5,697
Funds in respect of employee rights upon retirement	7,969	6,962
Other assets	1,307	338
Total long-term assets	18,063	12,997

Total assets	$436,406	$168,228
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$17,870	$11,096
Employee related accrued expenses	3,961	3,338
Other current liabilities	5,739	1,441
Total current liabilities	27,570	15,875

Long-term liabilities
Liability in respect of employee rights upon retirement	9,350	8,313
Long-term liabilities	4,812	1,402
Total long-term liabilities	14,162	9,715

Total liabilities	41,732	25,590

Shareholders’ equity

Share capital	2,511	2,350
Additional paid-in capital	523,315	240,563
Accumulated other comprehensive income (loss)	(181)	612
Accumulated deficit	(130,971)	(100,887)
Total shareholders’ equity	394,674	142,638

Total liabilities and shareholders’ equity	$436,406	$168,228

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2013	2014	2013
Cash flows from operating activities
Net income (loss) for the period	$(30,084)	$19,920	$2,399	$13,010
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,551	1,694	695	476
Exchange rate differences on cash and cash equivalents	3,087	(280)	1,847	(160)
Liability in respect of employee rights upon retirement	1,037	2,177	195	717
Loss (gain) from funds in respect of employee rights upon retirement	510	(337)	510	(337)
Loss (gain) from marketable securities	1,139	(767)	(343)	159
Loss from sale of property and equipment	-	22	-	-
Share-based compensation	76,853	13,131	10,933	3,748
Changes in asset and liabilities:			-	-
Trade accounts receivables, net	(3,316)	(5,389)	3,964	1,443
Receivables related to issuance of shares	-		(156)	-
Other current assets	(2,795)	(4,103)	(911)	(2,720)
Inventories	(6,272)	(2,079)	663	(417)
Other long-term assets	(969)	(57)	(79)	38
Account payables and accrued expenses	6,056	3,593	(3,705)	2,441
Employee-related accrued expenses	623	775	16	397
Other current-liabilities	4,298	(532)	1,357	(261)
Long-term liabilities	3,410	420	(514)	188
Net cash from operating activities	56,128	28,188	16,871	18,722

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Cash flows from investing activities
Investment in short-term deposits and restricted cash	(33,146)	(21,758)	-	(5,330)
Proceeds from short-term deposits and restricted cash	35,915	26,974	118	8,049
Proceeds from maturities / sales of marketable securities	31,252	14,342	15,267	1,645
Purchase of marketable securities	(19,361)	(24,166)	(376)	(18,412)
Short term loan granted	-	-	6,392	-
Funds in respect of employee right upon retirement	(1,517)	(1,736)	(810)	(568)
Purchase of property and equipment	(5,378)	(2,592)	(1,441)	(380)
Net cash from (used in) investing activities	7,765	(8,936)	19,150	(14,996)

Cash flows from financing activities
Issuance of shares, net of issuance costs	196,364	28,303	(174)	144
Exercise of options	10,151	9,746	7,672	21
Net cash from financing activities	206,515	38,049	7,498	165

Increase in cash and cash equivalents	270,408	57,301	43,519	3,891

Balance of cash and cash equivalents at the beginning of the period	72,560	14,979	298,209	68,509
Exchange rate differences on cash and cash equivalents	(3,087)	280	(1,847)	160
Balance of cash and cash equivalents at the end of the period	$339,881	$72,560	$339,881	$72,560

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2013	2014	2013

GAAP net cash from operating activities as reported	$56,128	$28,188	$16,871	$18,722

Capital Expenditures	(5,378)	(2,592)	(1,441)	(380)
Free Cash Flow	50,750	25,596	15,430	18,342

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